

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2013

Mr. James M. Peck
President and Chief Executive Officer
TransUnion Holding Company Inc., and
TransUnion Corp.
555 West Adams Street
Chicago, Illinois 60661

> **Re: TransUnion Holding Company, Inc.**
> **Forms 10-K and 10-K/A**
> **Filed February 25, and April 8, 2013**
> **File No. 333-182948**
>
> **TransUnion Corp.**
> **Form 10-K**
> **Filed February 25, 2013**
> **File No. 333-172549**

Dear Mr. Peck:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm, pages 67 and 74

1. Please amend to include signed auditors reports as required by Rule 2-02(a)(2) of Regulation S-X. In addition, disclose TransUnion Holding Company, Inc.'s date of inception.

Form 10-K/A for the Year Ended December 31, 2012

Exhibit 99.1

Trans Union De Mexico, S.A. Sociedad De Informacion Crediticia and Subsidiary

Report of Independent Auditors, page 3

2. Please amend to include an accountants' report for audits that were conducted in accordance with either the standards of the Public Company Accounting Oversight Board (United States) or in accordance with United States generally accepted auditing standards, as required by Rule 2-02 of Regulation S-X.

Exhibit 99.2

Report of Independent Auditors, page 1

3. Please amend to include an accountants' report for audits that were conducted in accordance with either the standards of the Public Company Accounting Oversight Board (United States) or in accordance with United States generally accepted auditing standards, as required by Rule 2-02 of Regulation S-X.

4. Further, we note that the financial statements for Credit Information Bureau (India) Ltd. (CIBIL) for the two years ended March 31, 2012 antecede TransUnion Holding Company, Inc.'s April 30, 2012 acquisition of CIBIL. We refer you to the letter dated March 28, 2013 provided by Ms. Jill Davis, Associate Chief Accountant, Office of Chief Accountant, Division of Corporation Finance, to Mr. Gordon Schaechterle, SVP and Chief Accounting Officer of TransUnion Holding Company, Inc.   Please amend to include "separate *audited* financial statements of *CIBIL* for *the period ended December 31, 2012*. Otherwise please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file all correspondence over EDGAR. You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.
.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director